

January 16, 2008

<u>By facsimile to (212) 407-4990 and U.S. Mail</u>

Mr. Chong Hui Zhao
Chief Executive Officer
Hutton Holdings Corporation
3945 South Wasatch Boulevard, #282
Salt Lake City, UT 84124

Re: Hutton Holdings Corporation
        Preliminary Information Statement on Schedule 14C
        Filed December 28, 2007
        File No. 0-51724

Dear Mr. Chong:

        We limited our review of the filing to the issues addressed in our comments. Where indicated, we think that you should revise the filing in responses to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us information. We may raise additional comments after reviewing this information.

        Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Since the capital increase amendment is being proposed to effect the share exchange transaction, please revise the preliminary information statement to include the information required by Items 11, 13, and 14 of Schedule 14A. <u>See</u> Item 1 of Schedule 14A. <u>See</u> <u>also</u> note A to Schedule 14A.

Other

2.   Disclosure on page 2 states that Hutton's telephone number is (801) 244-2423. When we telephoned that number on January 7, 2008 to advise that we were reviewing the filing, the person answering the telephone informed us that it is no longer Hutton's telephone number. Please revise or advise. Also ensure that Hutton's telephone number is current in its company profile on the EDGAR system.

Closing

        File a revised information statement on Schedule 14C in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If you think that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the revised Pre14C, the responses to the comments, and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Hutton and its management are in possession of all facts relating to the disclosure in the filing, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        When responding to our comments, provide a written statement from Hutton in which Hutton acknowledges that:

- Hutton is responsible for the adequacy and accuracy of the disclosure in the filing.

- Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

- Hutton may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

        The Commission's Division of Enforcement has access to all information that Hutton provides us in our review of the filing or in response to our comments on the filing.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Angela M. Dowd, Esq.
       Loeb & Loeb LLP
       345 Park Avenue
       New York, NY 10154